NATIXIS FUNDS TRUST II

March 28, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Natixis Funds Trust II
Post-Effective Amendment No. 174
(File Nos.: 002-11101 and 811-00242)

Dear Sir or Madam:

On behalf of Natixis Funds Trust II (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 174 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The attached Amendment is being filed pursuant to
Rule 485(b) under the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and Rule 101(a)(1)(i) of Regulation S-T. It is proposed that the Amendment will become effective on April 1, 2013.

The Registrant is filing the Amendment on behalf of four existing series, ASG Growth Markets Fund, Loomis Sayles Capital Income Fund, Loomis Sayles Senior Floating Rate and Fixed Income Fund and Vaughan Nelson Select Fund, in response to the comments of the staff of the Securities and Exchange Commission and to make non-material changes to disclosure made in the Registrant’s January 24, 2013 485(a) filing. The Amendment does not relate to any other series of the Registrant. The Amendment does not contain any disclosure that, in our view, would render it ineligible to become effective pursuant to Rule 485(b).

Please direct any questions on the attached materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete
Assistant Secretary